Exhibit 99.1

GREENBROOK TMS CONFIRMS RESIGNATION OF DIRECTOR

June 23, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today the acceptance of Mr. Benjamin Klein’s resignation from the board of directors of the Company (the “Board”).

In accordance with Greenbrook’s Majority Voting Policy, since Mr. Klein received more “withheld” votes than votes “for” at the Company’s annual meeting of shareholders held on June 20, 2023, Mr. Klein has tendered his resignation as a director of the Company. After review and consideration, the Board has accepted Mr. Klein’s resignation with immediate effect.

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of TMS and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 30,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867